April 12, 2010

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.  20549-3561

RE:          Franklin Covey Co. (the Company)
Review of Form 10-K for the year ended August 31, 2009
File No. 1-11107
Response to Commission Letter Dated March 29, 2010

Dear Ms. Cvrkel:

This letter is written in response to the Staff’s review of the Company’s Form 10-K for the year ended August 31, 2009, Form 10-Q for the quarter ended November 28, 2009, Form 8-K dated November 16, 2009, and fiscal 2009 Proxy Statement as outlined in the Commission’s letter dated March 29, 2010.  As requested, the Company is providing the following supplemental information and responses regarding our financial statements and disclosures based on your review of the foregoing filings.  The Company will incorporate revisions and additional disclosures as requested by this comment letter in its future filings, as appropriate, with the Commission.

Annual Report on Form 10-K for the fiscal year ended August 31, 2009

Notes to Consolidated Financial Statements
Note 3. Sale of Consumer Solutions Business Unit

1.
We refer to the disclosure on page 71 regarding the Company’s obligation to fund future losses of Franklin Covey Products (FCP).  We note that the Company has no requirement to fund losses of FCP and as such, has not recorded the losses of FCP in its statements of operations for fiscal years 2009 and 2008.  We further note that the investment balance for FCP at fiscal years ended 2009 and 2008 is zero.  Although we note that no further losses of the entity should be recorded under ASC 323-10-35-20 once the investment is reduced to zero, it is unclear how the investment of $1.8 million and additional capital contribution of $1.0 million were reduced to zero without recording the losses in the statement of operations.  Please tell us if you recorded the losses under ASC 323-10-35-19 for this entity, reducing your investment to zero.  Otherwise, please tell us, and revise future filings to disclose the events that caused the investment balance to be reduced to zero as of August 31, 2008 when the investment was formed in the fourth quarter of fiscal 2008.  Your response should address if any impairment was recorded to the investment as a result of the significant deterioration of FCP mentioned on page 71.  We may have further comment upon receipt of your response.

Response:  At the date of the Consumer Solutions Business Unit (CSBU) sale transaction, the Company’s investment in FCP was reduced to zero with a corresponding reduction to the gain recognized from the sale.  Although an investment in FCP was made in the amount of $2.8 million, a concurrent distribution in excess of that amount effectively returned that investment, resulting in a zero investment balance and a reported gain without a corresponding impairment or loss.  Please refer to the detailed description of the gain calculation from the sale of CSBU as presented in the response to comment 2 below for further information regarding the investment in FCP and the corresponding reduction to the gain from the sale.

2.	Please tell us how the gain of $9.1 million on the sale of CSBU was calculated or determined, including the deferral of a portion of the gain equal to your investment in Franklin Covey Products.

Response: In order to calculate the gain on the sale of the Consumer Solutions Business Unit, the Company utilized guidance found in Emerging Issues Task Force (EITF) Issue No. 01-2, Interpretations of APB No. 29, which is now codified primarily in ASC 845, Nonmonetary Transactions.  One of the issues addressed by this literature includes the accounting for the exchange of assets or an interest in a business for a non-controlling interest in another entity.  According to ASC 845-10-25-6 (formerly EITF No. 01-2, Issue 8(a)), an exchange of nonmonetary assets that includes significant consideration (defined as 25 percent of the fair value of the exchange) should be accounted for as a monetary transaction.  Since the sale of the CSBU included both the transfer of assets in exchange for cash ($32.0 million plus an adjustment for working capital less $2.8 million contributed) and an equity interest in Franklin Covey Products, the Company believes that the transaction was a monetary exchange as defined by the literature.

As a monetary exchange, the Company determined that the guidance in ASC 845-10-25-9 (formerly Issue 8(b) of EITF No. 01-2), which addresses whether or not a full or partial gain should be recognized if an entity transfers its ownership rights in exchange for noncontrolling ownership interests in the new entity, is applicable.  After consideration of this guidance, which also references the information found in ASC 845-10-30-26 (formerly Issue 6 of EITF No. 01-2), the Company determined that the gain on the sale would be equal to the fair value of the assets given up less the carrying value of the assets given up, with a partial gain recognized since the Company’s ownership in FCP was accounted for as an equity method investment.  The partial gain was calculated based on the fair value of the assets sold in excess of the carrying value multiplied by the economic interest that was given up, as prescribed by ASC 845-10-30-26.  Given the fact pattern of the sale of CSBU assets and the foregoing guidance, the Company determined that the guidance found at ASC 845-10-25-9 and the corresponding example in ASC 845-10-55-27 and 28 was appropriate due to the similar fact pattern.  According to this example, the sale of CSBU assets results in an “additional gain” because the sale of the assets produces a gain greater that the gain calculated in ASC 845-10-25-9 and does not result in a negative investment balance.  The detailed calculation presented below is based on the example in ASC 845-10-55-27 and 28 and was used to determine the gain on the sale of CSBU to FCP (in thousands):

Fair Value of Assets Sold:
Cash per sale agreement	$32,000
Working capital adjustment	1,231
Total fair value of assets	$33,231

Carrying Value of Assets Sold:
Assets sold	$30,262
Liabilities transferred	(10,337)
Net carrying value of assets sold	$19,925

Gain Calculation:
Fair Value of Interest Sold
Fair value of net assets sold	$33,231
Less: Retained preferred interest	(1,000)
	32,231
Less: Retained common interest (19.5%)	(6,285)
	25,946
Less: cost of net assets sold (80.5%)	(16,040)
	$9,906	$9,906
Plus: additional gain to extent of negative investment		645
Total gain		10,551
Less: transaction costs		(1,420)
Gain to be recognized		$9,131

Additional Gain to Extent of Negative Investment:
Cost of net assets	$19,925
Less: cost of net assets sold	(16,040)
Cost of retained interest in net assets	$3,885	$3,885
Less: cash received in excess of 80.5% of fair value of interest sold
Sales price:
Per agreement	$32,000
Working capital adjustment	1,231
Less: the Company’s reinvestment into FCP	(2,755)
	30,476
Fair value of interest in net assets sold	(25,946)
	$4,530	(4,530)
Negative investment		$(645)

Based on the guidance in ASC 845-10-25-9, the Company determined that the gain on the transaction was limited to $9.1 million (net of $1.4 million of transaction expenses).  As the example in ASC 845-10-55-27 and 28 considers the calculation of the gain on only the portion of the assets that were transferred, the calculated gain does not allow the Company to record its initial investment in Franklin Covey Products as a negative amount.  The guidance in ASC 845-10-25-9 requires the excess of net monetary consideration received over the fair value of the transferred assets to first reduce the cost of any retained investment in the sold assets with any remainder being recognized as additional gain.  The foregoing accounting treatment of the gain was reviewed and approved by KPMG LLP’s (the Company’s independent auditor) national office at the time of the transaction.

As a result of this calculation, the initial investment in FCP was reduced to zero with a corresponding reduction in the gain recognized at the transaction date (refer to comment 1 above).  The deferred gain, which equaled the Company’s reinvestment is being recognized on a pro rata basis consistent with the estimated useful lives of FCP’s long-lived assets.  However, the Company’s share of the losses from FCP have been greater than the recognized portion of the deferred gain to date and the investment in FCP continues to be zero at the time of this response.

The Company also considered the guidance in ASC 845-10-25-10, and noted that when an entity transfers a group of assets to a newly created entity in exchange for an ownership interest in that entity, the determination of whether or not any gain should be recognized is contingent upon an analysis of the whether or not the entity has an actual or implied commitment to support the operations of the new entity in any manner.  The Company has determined that it has no future commitments to support the operations of FCP in future periods.

Note 9. Operating Leases

3.
We note from the last paragraph of note 9 that the company receives sublease income, a portion of which is netted against rent expense.  Please tell us why you believe the remaining amounts of rental income that are not classified as a reduction of rent expense represent income from operations rather than other income/expense.  Your response should include the basis for your conclusions that renting properties relates to the company’s operations and the accounting literature upon which you relied for your conclusion.

Response:  As noted by the Staff, the Company recorded sublease income of $0.2 million and $0.3 million in fiscal 2008 and fiscal 2007 for the sublease of certain retail store locations (none was received in fiscal 2009).  These amounts represented 0.2% and 0.3% of the Company’s consolidated selling, general and administrative expenses during fiscal 2008 and 2007, respectively, and were netted against the corresponding lease expense since the Company believed the amounts were inconsequential to its financial statements taken as a whole.

The Company has also received sublease income from the leases on its corporate headquarters campus since fiscal 2004 and has classified the rental income from these leases as revenues because the Company believes that renting properties is now a more significant part of its operations as described herein.  The Company has approximately 460,000 square feet available for lease at its corporate campus in Utah which it leases to six tenants.  Currently, the Company only occupies approximately 96,000 square feet of the available space and has been steadily decreasing the space it occupies since fiscal 2004.  At current market rates, leasing revenues from third party tenants could total $4.6 million or more for the available space.  Because the corporate campus lease is accounted for as a financing obligation, the corporate campus facilities represent a significant portion of the Company’s fixed assets and the related depreciation expense from the leased space is included in income from operations.  The Company also employs several people whose primary job responsibilities are to maintain the facilities, care for existing tenants, and sell new lease arrangements.  Costs associated with these employees are also recorded in income from operations.  The Company performs all of the functions of a landlord and as such believes that renting its corporate campus is an important part of its operations.

In determining how to record the rental income the Company followed the guidance in Regulation S-X § 210.5–03 Income Statements (underlines added for emphasis), as presented below.

(a) The purpose of this rule is to indicate the various line items which, if applicable, and except as otherwise permitted by the Commission, should appear on the face of the income statements filed for the persons to whom this article pertains (see § 210.4–01(a)).

(b) If income is derived from more than one of the subcaptions described under § 210.5–03.1, each class which is not more than 10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under §210.5–03.2 shall be combined in the same manner.

1. Net sales and gross revenues. State separately:

(a) Net sales of tangible products (gross sales less discounts, returns and allowances), (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues. Amounts earned from transactions with related parties shall be disclosed as required under § 210.4–08(k). A public utility company using a uniform system of accounts or a form for annual report prescribed by federal or state authorities, or a similar system or report, shall follow the general segregation of operating revenues and operating expenses reported under § 210.5–03.2 prescribed by such system or report. If the total of sales and revenues reported under this caption includes excise taxes in an amount equal to 1 percent or more of such total, the amount of such excise taxes shall be shown on the face of the statement parenthetically or otherwise.

2. Costs and expenses applicable to sales and revenues.

State separately the amount of (a) cost of tangible goods sold, (b) operating expenses of public utilities or others, (c) expenses applicable to rental income, (d) cost of services, and (e) expenses applicable to other revenues. Merchandising organizations, both wholesale and retail, may include occupancy and buying costs under caption 2(a). Amounts of costs and expenses incurred from transactions with related parties shall be disclosed as required under § 210.4–08(k).

Based on the foregoing guidance, the Company has presented rental income in net sales and has also classified related costs and expenses in income from operations and separately disclosed leasing direct costs in our statements of operations.  As shown below, leasing revenues have become a larger component of the Company’s consolidated sales (in thousands):

	2009	2008	2007
Total net sales	$130,118	$259,193	$284,125
Leasing sales	$3,556	$2,471	$2,140
	2.7%	1.0%	0.8%

The Company has consistently recorded sublease revenues from its corporate headquarters facility since fiscal 2004.  Although leasing revenues do not constitute more than 10% of the Company’s consolidated sales, the Company separated leasing sales from other sales to provide investors and financial statement users greater transparency into the components of the Company’s sales and cost of sales during the periods presented.

Quarterly Report on Form 10-Q for the fiscal quarter ended November 28, 2009
Notes to Condensed Consolidated Financial Statements
Note 3 – Commitments and Contingencies

4.
We note from page 7 that the company remains secondarily liable on leases related to retail stores related to the sale of CSBU business unit to Franklin Covey Products.  We further note that under ASC 460-10-25-1e, guarantees by an original lessee that have been become secondarily liable under a new lease that relieved the original lessee from being the primary obligor under the original lease are not required to recognize liabilities for the related guarantee if the lease is accounted for under ASC 840-30-40-5.  Please tell us if the assignment of rights in the leases related to the sale of the CSBU to Franklin Covey Products resulted in new leases in which the company was relieved of its obligations as primary obligor.  To the extent the company was not formally released as primary obligor, please tell us how you have evaluated the liability related to such guarantees, as applicable.

Response:  At the date of the sale of the CSBU assets to FCP, the Company had 72 retail store locations, all of which were accounted for as operating leases.  The Asset Purchase Agreement and Master Shared Services Agreement transferred the primary obligation for all of the retail store leases to FCP, but the Company remains secondarily liable for these leases.  In the determination of how to account for the guarantees on these leases, the Company first considered guidance found in ASC 460-10-25-1e as noted in your comment above.  Since it appeared that these leases were scoped out of that guidance regarding guarantees, the Company next considered the guidance in SFAS No. 13, paragraph 35b, for situations where “a new lessee is substituted under the original lease agreement.  The new lessee becomes the primary obligor under the agreement, and the original lessee may or may not be secondarily liable.”  (codified at ASC 840-10-40-2 and ASC 840-20-40-1)

Based on the nature of the transaction to sell CSBU and the formal assignments received for most of the leases, the Company believed that it was released from the primary obligation under the original operating leases and considered the guidance in ASC 840-20-40-1, which specifies the guidance in ASC 405-20-40-2 regarding guarantees.  Based on the guidance in ASC 405-20-40-2, the Company was required to determine the fair value of the guarantee obligation at the sale date.  The Company assessed the term of the retail store leases and found that 53, or 74 percent, of the leases expired within 3 years of the sale date and that all but 2 store leases expired within 5 years of the sale date.  Based on the earnings recognized by CSBU prior to the sale, and expected earnings and related cash flows following the sale, the Company did not believe that FCP would fail to pay any of its retail store lease obligations during the first 5 years of its existence and the Company determined that the fair value of the guarantee obligation was insignificant at the CSBU sale date.  Since the fair value of the guarantee was insignificant, the Company did not disclose the potential guarantee obligation on the basis of its materiality to the financial statements.  However, the projections of operating results and future cash flows for FCP did not anticipate the severity and length of the economic recession and its impacts on consumer and corporate spending for planning products.  Consequently, the deterioration in FCP’s financial performance caused the Company to reevaluate its disclosure regarding the leases to proactively alert investors of this financial risk.

Following the sale of CSBU, the Company has since reevaluated the need to adjust the fair value of the guarantee obligation and based on the guidance found in ASC 460-10-35-2, has not adjusted the guarantee to fair value in subsequent periods.  Currently, FCP has 45 remaining retail store locations and has signed new leases (on which the Company has no obligation) for 3 of those locations.  To date, FCP has continued to pay its retail store lease obligations and the Company has not had to pay any leasing costs on behalf of FCP.  As such, the Company has not recorded a loss contingency reserve for these operating leases.

Periodic Report on Form 8-K dated November 16, 2009

5.
We refer to the company’s use of the non-GAAP measure EBITDA and the related “pro forma” reconciliation of non-GAAP earnings.  Please note that classifying non-GAAP measures as “pro forma” is not considered appropriate and all such presentations should be discontinued in future filings.  Furthermore, to the extent the company continues to present such non-GAAP financial measures, we believe that it is more appropriate to title the measure as “Adjusted EBITDA,” as the Company uses the measure to adjust for items other than interest, taxes, depreciation, and amortization.  Your reconciliation should begin with net income and then present the individual items that have been included or excluded to arrive at the non-GAAP measure.  Refer to the guidance prescribed in Questions 103.01 and 103.02 of the Division of Corporation Finance’s CD&Is regarding Non-GAAP Financial Measures dated January 15, 2010.  Please revise all future filings accordingly.

Response:  The Company has reviewed the guidance found in the Division of Corporation Finance’s CD&Is regarding Non-GAAP financial measures and will present Non-GAAP financial information in future filings in compliance with this guidance and other related Non-GAAP disclosure guidelines.

Proxy Statement
Compensation Discussion and Analysis

6.
We note from your disclosure on page 17 that the board uses information from Mercer, Watson Wyatt, and other sources to establish compensation.  It appears that you may engage in benchmarking.  In future filings, please identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:  In order to assess the competitiveness of its executive compensation, the Compensation Committee of the Board of Directors has used general industry survey data from the indices listed in the Proxy statement as a component of its total information rather than benchmark against a specific peer group.  The index information was used primarily as supplemental data to assist the Compensation Committee in understanding the current market practices, trends, and plan designs related to executive compensation and not specifically for benchmarking.  To the extent benchmarking is used by the Compensation Committee in future periods, the Company will revise future filings to disclose the information required by Item 402(b)(2)(xiv) of Regulation S-K as requested.

Other

Management acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that it is the position of the Staff that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States in connection with the Company’s response to the Commission’s comments.

The Company believes that the responses and supplemental information presented above is fully responsive to the Staff’s comments on our annual report on Form 10-K for the fiscal year ended August 31, 2009 and for the other reviewed filings.  Please contact me with any further questions that you may have regarding these matters.

Sincerely,

/s/ Stephen D. Young

Stephen D. Young
Chief Financial Officer